CUSIP No. 29362Y106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2 4 )

Under the Securities Exchange Act of 1934

Entech Solar, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

29362Y106
(CUSIP Number)

Joseph P. Bartlett
Law Offices of Joseph P. Bartlett, PC
1900 Avenue of the Starts, 20th Floor
Los Angeles, California 90067
(310) 201-7553

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 24 , 2010
(Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /  /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29362Y106

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person David Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) /X/ (B) / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8)	Shared Voting Power 187,653,360
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 187,653,360

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 187,653,360

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		/ /

(13)	Percent of Class Represented by Amount in Row (11) 41.18% (1)

(14)	Type of Reporting Person (See Instructions) IN

______________
(1)      Calculated in accordance with Rule 13D (see Item 5(a) for a more detailed explanation).

CUSIP No. 29362Y106

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) /X/ (B) / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8)	Shared Voting Power 187,653,360
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 187,653,360

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 187,653,360

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		/ /

(13)	Percent of Class Represented by Amount in Row (11) 41.18% (1)

(14)	Type of Reporting Person (See Instructions) IN

______________
(1)      Calculated in accordance with Rule 13D (see Item 5(a) for a more detailed explanation).

CUSIP No. 29362Y106

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) /X/ (B) / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8)	Shared Voting Power 187,653,360
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 187,653,360

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 187,653,360

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		/ /

(13)	Percent of Class Represented by Amount in Row (11) 41.18% (1)

(14)	Type of Reporting Person (See Instructions) OO

______________
(1)      Calculated in accordance with Rule 13D (see Item 5(a) for a more detailed explanation).

CUSIP No. 29362Y106

Item 1.

This Amendment to Schedule 13D (this “Amendment”) amends and restates, where indicated, the statement on the initial Schedule 13D and prior amendments thereto relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the “Reporting Persons”) with the Securities and Exchange Commission (the “Prior Schedules”).  Capitalized terms used in this Amendment No. 24 but not otherwise defined herein have the meanings given to them in the Prior Schedules.  Except as otherwise set forth herein, this Amendment No. 24 does not modify any of the information previously reported by the Reporting Persons in the Prior Schedules.

Item 4.  Purpose of Transaction

As described in Prior Schedules, The Quercus Trust previously pledged most of its holdings in the Issuer to the California Community Foundation (the “CCF”) for the purposes of funds assisting military personnel who have served in Iraq and Afghanistan and their families.   On November 25, 2010, Quercus entered into a Stock Transfer Agreement in Partial Fulfillment of Pledge (the “Transfer Agreement”) relating to each of two prior pledges, pursuant to which it transferred to the CCF 50,000,000 shares of Common Stock of the Issuer.   A copy of the Transfer Agreements are attached as Exhibit A and Exhibit B hereto and incorporated herein by reference.

On November 29, 2010, Quercus and the Issuer entered into a Preferred Stock Exchange Agreement pursuant to which it transferred to the Issuer for cancellation 4,892,857 shares of Series D Convertible Preferred Stock (the “Series D Shares”) of the Issuer and warrants to acquire an additional 505,044 Series D Shares for 4,892,857 shares of newly-issued Series D-1 Convertible Preferred Stock (the “Series D-1 Shares”) and warrants to acquire an additional 505,044 Series D Shares.  The Series D Shares and warrants and the Series D-1 Shares and Warrants are substantially identical except that the Series D-1 Shares to not entitled the holders thereof to designate directors of the Issuer.   A copy of the Preferred Stock Exchange Agreement is attached as Exhibit C hereto and incorporated herein by reference.

On November 29, 2010, Quercus and the Issuer also entered into a Preferred Stock Cancellation Agreement pursuant to which all 100 outstanding shares of Series I Preferred Stock of the Issuer, all held by Quercus, were cancelled.  The Series I Preferred Stock provided the holder the right to elect two directors of the Issuer.  A copy of the Preferred Stock Cancellation Agreement is attached as Exhibit D hereto and incorporated herein by reference.

As a result of the transactions described above, Quercus has given up all director appointment rights other than those it holds as a holder of Common Stock as well as preferred stock which is entitled to vote for directors on an as-converted basis.

Except as set forth herein and in the Prior Schedules, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  However, the Reporting Persons retain their right to modify their plans with respect to the transactions described in this Amendment, to vote, acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.  Interest in Securities of the Issuer

(a)  As of the date of this Amendment, the Reporting Persons beneficially own 187,653,360 shares of Common Stock.  This represents a sum of the following:

(i)	82,489,968 shares of Common Stock;

(ii)	61,484,485 shares of Common Stock underlying 4,892,857 shares of Series D-1 Convertible Preferred Stock (the “Series D-1 Preferred”), after giving effect to anti-dilution protection provided therein;

(iii)
6,346,470 shares of Common Stock underlying Series D-1 Warrants to purchase up to 505,044 shares of Series D Preferred (the “Series D-1 Warrants”), after giving effect to anti-dilution protection provided therein;

(iv)	11,911,764 shares of Common Stock underlying a Warrant to Purchase Common Stock dated March 19, 2010 (the “March Warrant”);

(v)	2,076,923 shares of Common Stock underlying a Warrant to Purchase Common Stock dated April 30, 2010 (the “April Warrant”);

(vi)	22,500,000 shares of Common Stock underlying a Warrant to Purchase Common Stock dated May 10, 2010 (the “May Warrant”); and

(vii)	843,750 shares of Common Stock underlying a Warrant to Purchase Common Stock dated June 25, 2010 (the "June Warrant").

The foregoing  shares of Common Stock represent a beneficial ownership of 41.18 % of the outstanding shares of Common Stock, based on 350,549,810 shares of Common Stock outstanding as of November 12, 2010 and after giving effect to the exercise of the Series D-1 Warrants, the conversion of the Series D Preferred and the exercise of the March Warrant, April Warrant, May Warrant and June Warrant.

(b)  The Reporting Persons have shared voting and dispositive power with respect to all shares of Common Stock beneficially owned.  Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over shares of Common Stock beneficially owned by the Trust.

(c)  Since September 8, the Quercus Trust has disposed of 50,000,000 shares of Common Stock of the Issuer, by gift, as described in Item 4 hereof :

(d)  Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With

Respect to Securities of the Issuer

(a)           Pursuant to the Power of Attorney filed as Exhibit “B” to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum’s Attorney-In-Fact.

(b)          Stock Transfer Agreement in Partial Fulfillment of Pledge entered into November 25, 2010, dated as of November 18, 2010, by and between Quercus Trust and the California Community Foundation.

(c)           Stock Transfer Agreement in Partial Fulfillment of Pledge entered into November 25, 2010, dated as of November 18, 2010 by and between Quercus Trust and the California Community Foundation..

(d)          Preferred Stock Exchange Agreement entered into November 29, 2010, by and between Quercus Trust and Entech Solar, Inc.

(e)          Preferred Stock Cancellation Agreement entered into November 29, 2010, by and between Quercus Trust and Entech Solar, Inc.

Item 7.  Material to Be Filed s Exhibits

Exhibit A:  Agreement Regarding Joint Filing of Amendment to Schedule 13D

Exhibit B:  Stock Transfer Agreement in Partial Fulfillment of Pledge entered into November 25, 2010, dated as of November 18, 2010, by and between Quercus Trust and the California Community Foundation.

Exhibit C:  Stock Transfer Agreement in Partial Fulfillment of Pledge entered into November 25, 2010, dated as of November 18, 2010 by and between Quercus Trust and the California Community Foundation.

Exhibit D:  Preferred Stock Exchange Agreement entered into November 29, 2010, by and between Quercus Trust and Entech Solar, Inc.

Exhibit E:  Preferred Stock Cancellation Agreement entered into November 29, 2010, by and between Quercus Trust and Entech Solar, Inc.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated: December 2 , 2010	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

Exhibit A

Agreement Regarding Joint Filing of Amendment to Schedule 13D

The undersigned agree that the Amendment to the Schedule 13D with respect to the Common Stock of Entech Solar, Inc. is a joint filing being made on their behalf.

Dated: December 2 , 2010	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

A-1

Exhibit B

STOCK TRANSFER AGREEMENT
IN PARTIAL FULFILLMENT OF PLEDGE

This Stock Transfer Agreement in Partial Fulfillment of Pledge (this “Agreement”) is entered into as of this 18th day of November 2010 by and between The Quercus Trust (“Donor”) and California Community Foundation (“CCF”), a California nonprofit public benefit corporation exempt from taxation under Section 501(c)(3) of the Internal Revenue Code (“Code”) and a public charity within the meaning of Section 509(a)(1) of the Code.

RECITALS

A.           As of September 27, 2010, Donor entered into a pledge agreement with CCF (the “Pledge Agreement”).

B.           In the Pledge Agreement, Donor pledged, subject to certain terms and conditions, to give to CCF certain warrants, shares of preferred stock, and 93,223,186 shares of common stock of the company known as Entech Solar, Inc., a Delaware corporation (“Entech Solar”) over an approximately ten-year period, on a schedule described therein, to be allocated to The Motra Fund, a donor advised fund at CCF.

C.            Donor now wishes to transfer to CCF 25,000,000 shares of common stock of Entech Solar (“Transferred Shares”), in partial fulfillment of Donor’s obligations in the Pledge Agreement, on the terms described herein.

D.           CCF wishes to accept such Transferred Shares now instead of on the schedule described in the Pledge Agreement, on the terms described herein.

E.           The parties intend that all other terms of the Pledge Agreement shall remain in full force and effect, and that all restrictions or conditions placed on the Gift as defined in the Pledge Agreement shall apply to the Transferred Shares.

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:

1.           Donation.  Donor hereby agrees to donate to CCF the Transferred Shares, in partial fulfillment of Donor’s obligations under the Pledge Agreement.  CCF hereby agrees to accept the Transferred Shares, and upon receipt of the Transferred Shares, to release Donor of Donor’s obligations under the Pledge Agreement, but only to the extent of the Transferred Shares.  The Transferred Shares shall be deemed those given to CCF under the Pledge Agreement before any other common shares of Entech; that is, of the 93,223,186 shares of common stock pledged to CCF under the Pledge Agreement to be given starting in September 2011 and ending in approximately December 2020, the 25,000,000 number given to CCF pursuant to this Agreement (the Transferred Shares) shall be deemed to be those CCF would have received starting in September 2011 and ending in approximately March 2014, such that Donor shall not be obligated to make any other transfers of common stock to CCF under the Pledge Agreement until approximately March 2014.

2.           Implementation of Transfer. Within a reasonable time upon execution of this Agreement, Donor and CCF shall take all necessary steps to transfer the Transferred Shares to CCF.

3.           Modification of Pledge Agreement.  Donor and CCF hereby agree that, as to the Transferred Shares only, CCF shall: (a) use commercially reasonable efforts to sell the Transferred Shares as though received under the schedule described in Section 1.c.1. and Exhibit B of the Pledge Agreement and on the terms described in such Exhibit B; (b) before selling such Transferred Shares, request written investment advice as described in paragraph 1.c.2 of the Pledge Agreement from Advisor, as defined in the Pledge Agreement.

4.           CCF’s Holding of the Transferred Shares.  CCF may, in its discretion, transfer such Transferred Shares to a supporting organization to CCF, but only subject to all terms and conditions of this Agreement and the Pledge Agreement.

5.           Pledge Agreement in Full Force and Effect.  Except as specifically provided in this Agreement, all terms of the Pledge Agreement shall remain in full force and effect on both parties to this Agreement.

6.           Counterparts.  This Agreement may be signed in counterparts, each of which shall constitute an original, but all of which together shall constitute one and the same instrument.

The parties have executed this Agreement effective as of the date first written above.

THE QUERCUS TRUST

By: /s/ David Gelbaum	By: /s/ Monica Gelbaum
Printed Name: David Gelbaum	Printed Name: Monica Gelbaum
Title: Trustee	Title: Trustee

CALIFORNIA COMMUNITY FOUNDATION

By: /s/ Steven J. Cobb	By: /s/ Antonia Hernandez
Printed Name: Steven J. Cobb	Printed Name: Antonia Hernandez
Title: V.P. & C.F.O.	Title: President & C.E.O.

B-1

Exhibit C

STOCK TRANSFER AGREEMENT
IN PARTIAL FULFILLMENT OF PLEDGE

This Stock Transfer Agreement in Partial Fulfillment of Pledge (this “Agreement”) is entered into as of this 18th day of November 2010 by and between The Quercus Trust (“Donor”) and California Community Foundation (“CCF”), a California nonprofit public benefit corporation exempt from taxation under Section 501(c)(3) of the Internal Revenue Code (“Code”) and a public charity within the meaning of Section 509(a)(1) of the Code.

RECITALS

A.           As of September 2, 2010, Donor entered into a pledge agreement with CCF, which they amended and restated as of September 27, 2010 (the “Pledge Agreement”).

B.           In the Pledge Agreement, Donor pledged, subject to certain terms and conditions, to give to CCF certain warrants, shares of preferred stock, and 98,346,475 shares of common stock of the company known as Entech Solar, Inc., a Delaware corporation (“Entech Solar”) over an approximately ten-year period, on a schedule described therein, to be allocated to Iraq-Afghanistan Deployment Impact Fund, a donor advised fund at CCF.

C.            Donor now wishes to transfer to CCF 25,000,000 shares of common stock of Entech Solar (“Transferred Shares”), in partial fulfillment of Donor’s obligations in the Pledge Agreement, on the terms described herein.

D.           CCF wishes to accept such Transferred Shares now instead of on the schedule described in the Pledge Agreement, on the terms described herein.

E.           The parties intend that all other terms of the Pledge Agreement shall remain in full force and effect, and that all restrictions or conditions placed on the Gift as defined in the Pledge Agreement shall apply to the Transferred Shares.

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:

1.           Donation.  Donor hereby agrees to donate to CCF the Transferred Shares, in partial fulfillment of Donor’s obligations under the Pledge Agreement.  CCF hereby agrees to accept the Transferred Shares, and upon receipt of the Transferred Shares, to release Donor of Donor’s obligations under the Pledge Agreement, but only to the extent of the Transferred Shares.  The Transferred Shares shall be deemed those given to CCF under the Pledge Agreement before any other common shares of Entech; that is, of the 98,346,475 shares of common stock pledged to CCF under the Pledge Agreement to be given starting in September 2011 and ending in approximately July 2021, the 25,000,000 number given to CCF pursuant to this Agreement (the Transferred Shares) shall be deemed to be those CCF would have received starting in September 2011 and ending in approximately March 2014, such that Donor shall not be obligated to make any other transfers of common stock to CCF under the Pledge Agreement until approximately March 2014.

2.           Implementation of Transfer.  Within a reasonable time upon execution of this Agreement, Donor and CCF shall take all necessary steps to transfer the Transferred Shares to CCF.

3.           Modification of Pledge Agreement.  Donor and CCF hereby agree that, as to the Transferred Shares only, CCF shall: (a) use commercially reasonable efforts to sell the Transferred Shares as though received under the schedule described in Section 1.c.1. and Exhibit B of the Pledge Agreement and on the terms described in such Exhibit B; (b) before selling such Transferred Shares, request written investment advice as described in paragraph 1.c.2 of the Pledge Agreement from Advisor, as defined in the Pledge Agreement.

4.           CCF’s Holding of the Transferred Shares.  CCF may, in its discretion, transfer such Transferred Shares to a supporting organization to CCF, but only subject to all terms and conditions of this Agreement and the Pledge Agreement.

5.           Pledge Agreement in Full Force and Effect.  Except as specifically provided in this Agreement, all terms of the Pledge Agreement shall remain in full force and effect on both parties to this Agreement

6.           Counterparts.  This Agreement may be signed in counterparts, each of which shall constitute an original, but all of which together shall constitute one and the same instrument.

The parties have executed this Agreement effective as of the date first written above.

THE QUERCUS TRUST

By: /s/ David Gelbaum	By: /s/ Monica Gelbaum
Printed Name: David Gelbaum	Printed Name: Monica Gelbaum
Title: Trustee	Title: Trustee

CALIFORNIA COMMUNITY FOUNDATION

By: /s/ Steven J. Cobb	By: /s/ Antonia Hernandez
Printed Name: Steven J. Cobb	Printed Name: Antonia Hernandez
Title: V.P. & C.F.O.	Title: President & C.E.O.

C-1

Exhibit D

PREFERRED STOCK EXCHANGE AGREEMENT

THIS PREFERRED STOCK EXCHANGE AGREEMENT (this “Agreement”) is made and entered into as of November 29, 2010, by and among The Quercus Trust (“Quercus”), and Entech Solar, Inc., a Delaware corporation (the “Company”).

WHEREAS, Quercus is the owner of (i) Four Million Eight Hundred and Ninety-Two Thousand Eight Hundred and Fifty-Seven (4,892,857) shares of the Series D Convertible Preferred Stock (the “Series D Preferred Stock”) of the Company and (ii) a warrant to acquire Five Hundred Five Thousand and Forty-Four (505,044) shares of Series D Preferred Stock (the “Series D Warrant”); and

WHEREAS, Quercus desires to give up the right to elect or appoint two directors to the Board of the Directors of the Company (the “Director Appointment Rights”) conferred on Quercus as the holder of the Series D Preferred Stock, and in furtherance of the foregoing Quercus desires to exchange (the “Exchange”) (i) all of its shares of Series D Preferred Stock for an equal number of shares of Series D-1 Convertible Preferred Stock (the “Series D-1 Preferred Stock”) of the Company, which shall have rights, preferences and privileges identical to the Series D Preferred Stock, except that such Series D-1 Preferred Stock shall not contain any Director Appointment Rights and the conversion ration shall be adjusted to reflect anti-dilution adjustements since the issuance of the Series D Preferred Stock and (ii) the Series D Warrant for a warrant to acquire an equal number of shares of Series D-1 Preferred Stock (the “Series D-1 Warrant”); and

WHEREAS, the Company has determined that the Exchange is in the best interests of the Company and its Stockholders,

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.   Exchange of Shares.

1.1   Exchange.  The Company hereby agrees to issue to Quercus the Series D-1 Preferred Stock and the Series D-1 Warrant in exchange for an equal number of shares of Series D Preferred Stock and the Series D Warrant as held by Quercus as of the Closing.

1.2   The Closing.  The Exchange shall take place at the offices of Bingham McCutchen LLP, counsel to the Company, or at such other location as the Company and Quercus mutually agree, with such closing to occur immediately upon the filing of the Series D-1 Convertible Preferred Stock Certificate of Designation, Rights and Preferences (the “Series D-1 Charter”) with the Secretary of State of the State of Delaware (the “Closing”).  Within ten (10) business days following the Closing, the Company, upon receipt of a certificate for the Series D Preferred Stock and the Series D Warrant, shall deliver to Quercus a certificate representing the Series D-1 Preferred Stock (the “Preferred Certificate”) and the Series D-1 Warrant.  The obligation of Quercus to consummate the Exchange at the Closing is subject the truth and accuracy of the representations and warranties of the Company in Section 2 below; and the obligation of the Company to consummate the Exchange is subject to the truth and accuracy of the representation and warranties of Quercus in Section 4 below.

2.   Representations and Warranties of Company.  The Company hereby represents and warrants to Quercus that:

2.1   Organization, Good Standing and Qualification.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  The Company has full corporate power and authority to own and hold its properties and to conduct its business.  The Company is duly licensed or qualified to do business, and in good standing, in each jurisdiction in which the nature of its business requires licensing, qualification or good standing, except for any failure to be so licensed or qualified or in good standing that would not have a material adverse effect on (i) the Company, (ii) its consolidated results of operations, assets, or financial condition, (iii) its ability to perform its obligations under this Agreement or (iv) the Series D-1 Charter (a “Material Adverse Effect”).

2.2   Authorization.  The Company has full corporate power and authority to execute, deliver and enter into this Agreement and to consummate the transactions contemplated hereby.  All action on the part of the Company necessary for the authorization, execution, delivery and performance of this Agreement by the Company, the authorization, sale, issuance and delivery of the Series D-1 Preferred Stock and the Series D-1 Warrant, and the common stock of the Company, par value $0.001 per share, issuable upon the conversion of the Series D-1 Preferred Stock and the Series D-1 Preferred Stock issuable upon exercise of the Series D-1 Warrant (collectively, the “Conversion Shares”) and the performance of the Company’s obligations hereunder has been taken.  The Conversion Shares have been duly authorized and, when issued and paid for in accordance with the terms of this Agreement the Series D-1 Charter and/or the Series D-1 Warrant, as applicable, will be validly issued, fully paid and non-assessable and will be free and clear of all liens imposed by or through the Company other than restrictions imposed by applicable securities laws.  This Agreement has been duly executed and delivered by the Company, and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally and by general equitable principles, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

2.3   Compliance With Other Instruments.

(a)   The execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated hereby will not (i) result in the violation of any provision of the Certificate of Incorporation or By-laws of the Company, (ii) result in any violation of any law, statute, rule, regulation, order, writ, injunction, judgment or decree of any court or governmental authority to or by which the Company is bound, (iii) trigger the increase in the rights of any holder of the Company’s outstanding debt or equity securities, including securities converted with such securities, (iv) conflict with, or result in a breach or violation of, any of the terms or provisions of, or constitute (with due notice or lapse of time or both) a default under, any lease, loan agreement, mortgage, security agreement, trust indenture or other agreement to which the Company is a party or by which it is bound or to which any of its properties or assets is subject, nor result in the creation or imposition of any lien upon any of the properties or assets of the Company, in the cases of clauses (ii) and (iii) above, only to the extent such conflict, breach, violation, default or lien reasonably could, individually or in the aggregate, have or result in a Material Adverse Effect.

(b)   No consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority remains to be obtained or is otherwise required to be obtained by the Company in connection with the authorization, execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, including, without limitation the issuance of the Series D-1 Preferred Stock and the Series D-1 Warrant, except such filings as may be required to be made by the Company with (i) the Secretary of State of the State of Delaware, (ii) the United States Securities and Exchange Commission (“SEC”) and (iii) state “blue sky” or other securities regulatory authorities.

2.4   Material Adverse Changes.  Since the date of the Company’s last filing on Form 10-Q, and except for any disclosures contained in any reports filed with the SEC since the date thereof, there has not occurred any event or events which, singly or in the aggregate, have had or are reasonably expected to have, a Material Adverse Effect upon the business, operations or financial condition of the Company.

2.5   Issuance of Securities.  Except as set forth and described in its periodic reports and other filings with the SEC, and except for any issuance or grant of securities pursuant to the Company’s equity incentive plans, since the date of the Company’s last filing on Form 10-K, the Company has not issued any capital stock, or any securities convertible into, or exchangeable for, capital stock, or entered into any written or oral commitment with respect thereto.

3.   Representations and Warranties of Quercus. Quercus hereby represents and warrants to, and agrees with, the Company that:

3.1   Title to Shares, Liens, etc.  Quercus has, and as of the consummation of the Closing will have, record and beneficial ownership of Four Million Eight Hundred and Ninety-Two Thousand Five Hundred and Eighty-Seven (4,892,587) shares of Series D Preferred Stock and a Series D Warrant to acquire Five Hundred Five Thousand and Forty-Four (505,044) shares of Series D Preferred Stock, free and clear of any liens or encumbrances.

3.2   Non-Contravention.  Neither the execution and delivery of this Agreement by Quercus nor the consummation by such Quercus of the transactions contemplated hereby will constitute a material violation of, or be in material conflict with, constitute or create a material default under, or result in the creation or imposition of any material lien upon any property of Quercus pursuant to any material agreement or commitment to which Quercus is a party or by which Quercus or any of its properties are bound.

3.3   Restricted Securities.  Quercus understands that (i) the Series D-1 Preferred Stock, the Series D-1 Warrant and any Conversion Shares (collectively, the “Securities”) are characterized as “restricted securities” under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering, (ii) under such laws and applicable regulations the Securities may be resold without registration under federal and state securities laws only in certain limited circumstances, and (iii) the Company may require a legal opinion of Quercus’ counsel with respect to unregistered transfers of the Securities.

3.4   Accredited Investor.  Quercus represents that it is an “accredited investor” within the meaning of Regulation D promulgated under the Securities Act.

3.5   Legends.  Quercus understands that the certificates evidencing the Series D-1 Preferred Stock and the Series D-1 Warrant each will bear substantially the following legends:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.  THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH SECURITIES ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO RULE 144 OF SUCH SECURITIES ACT.

3.6   Investment Purposes.  The Securities will be acquired for investment for Quercus’ own account, not as a nominee or agent, and not with a view to the public resale or distribution thereof within the meaning of the federal or state securities laws, and Quercus has no present intention of selling, granting any participation in, or otherwise distributing the same.  Quercus further represents that it does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Securities.

4.   Survival of Representations and Warranties.  All representations, warranties and agreements made by the Company and Quercus in this Agreement or in any certificate or other instrument delivered pursuant hereto shall survive the Closing and any investigation and discovery by the Company or by Quercus, as the case may be, made at any time with respect thereto; provided, however, that, other than with respect to Section 3.1 (for which there shall be no time limit), neither Quercus nor the Company shall have any liability to the other for any misrepresentation, inaccuracy or omission in any representation or warranty, or any breach of any representation or warranty, unless the party asserting a claim with respect to any thereof gives to the other written notice of such claim on or before the date which is two (2) years following the Closing Date.

5.   Miscellaneous.

5.1   Entire Agreement.  This Agreement contains the entire agreement among the parties with respect to the Exchange.

5.2   Governing Law.  This Agreement shall be governed by and construed under the laws of the State of Delaware.

5.3   Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

5.4   Severability.  The invalidity of any portion hereof shall not affect the validity, force, or effect of the remaining portions hereof.  If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, the parties agree that a court of competent jurisdiction may enforce such restriction to the maximum extent permitted by law against those for whom it may be enforceable, and each party hereby consents and agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction.

5.5   Further Assurances.  The parties hereto shall, without additional consideration, execute and deliver or cause to be executed and delivered such further instruments and shall take or cause to be taken such further actions as are necessary to carry out more effectively the intent and purpose of this Agreement.

5.6   Successors and Assigns.  Except as otherwise provided herein, the terms and conditions of Section 4 of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including transferees of any securities).  Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

5.7   Titles and Subtitles.  The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

5.8   Notices.  All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient, if not, then on the next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt.  All communications shall be sent to the address as set forth on the signature page hereof or at such other address as such party may designate by ten (10) days advance written notice to the other parties hereto.

5.9   Finder’s Fee.  Each party represents that it neither is nor will be obligated for any finders’ fee or commission in connection with this transaction.  Quercus agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finders’ fee (and the costs and expenses of defending against such liability or asserted liability) for which Quercus or any of its trustees, employees or representatives is responsible.  The Company agrees to indemnify and hold harmless Quercus from any liability for any commission or compensation in the nature of a finders’ fee (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

5.10   Expenses.  Each of the Company and Quercus shall pay their respective legal and other costs incurred with respect to its negotiation, execution, delivery and performance of this Agreement.

5.11   Amendments and Waivers.  Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and Quercus.  Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any Securities at the time outstanding, and each future holder of all such Securities and the Company.

 [Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

PURCHASER:

THE QUERCUS TRUST

By: /s/ David Gelbaum
Name: David Gelbaum
Its: Trustee

Address:

1835 Newport Blvd. A109-PMB 467 Costa Mesa, CA 92627

COMPANY:

ENTECH SOLAR, INC.

By:
Name: Its:

Address:

13301 Park Vista Blvd., Suite 100 Fort Worth, Texas 76177

EXHIBIT “A”

CERTIFICATE OF DESIGNATION

Exhibit E

PREFERRED STOCK CANCELLATION AGREEMENT

This Preferred Stock Cancellation Agreement (the “Agreement”) is made by and between The Quercus Trust (the “Trust”) and Entech Solar, Inc. (the “Company”), a Delaware corporation, as of November __, 2010 (the “Effective Date”).

RECITALS

Whereas, the Trust is a holder of 100 shares of Series I Preferred Stock of the Company, which gives the holder the right to appoint two directors to the Board of Directors of the Company;

Whereas, the Trust has requested that the Company and the Trust agree to cancel the Series I Preferred Stock;

Whereas, the Company has determined that it is in the best interests of the Company and its stockholders to enter into this Agreement.

AGREEMENT

Now, therefore, in consideration of the foregoing and other valuable consideration, the receipt and sufficiency is hereby acknowledged, the parties hereto agree as follows:

1.	Cancellation. The Trust has concurrently with the execution hereof delivered to Company the original certificate for the Series I Preferred Stock, which is hereby cancelled.

2.	Miscellaneous.

a.           Successors, Assigns and Transferees.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective legal representatives, heirs, legatees, successors and assigns.

b.           Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

c.           Counterparts.  This Agreement may be executed in one or more counterparts, by the original parties hereto and any successor in interest, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.

d.           Severability.  In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby.

[Signature Page Follows]

E-1

IN WITNESS WHEREOF, the parties have executed this Preferred Stock Cancellation Agreement as of the date first above written.

Entech Solar, Inc. By: _____________________________ Name: ___________________________ Its: _____________________________

The Quercus Trust

/s/ David Gelbaum David Gelbaum, Trustee

E-2